Morgan Stanley Dean Witter Spectrum Series
Monthly Report
September 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of September 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.79                             -0.50%
Spectrum Select          $22.88                              1.68%
Spectrum Strategic       $15.28                            13.30%
Spectrum Technical       $15.66                            -1.50%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, losses were recorded during September in the global stock index futures component from long German stock index futures positions as prices dropped following a decline in U.S. stock prices and insecurity about the further course of U.S. interest rates. In the currency markets, losses were recorded from short positions in the Swiss franc and the European common currency, the euro, as these currencies strengthened versus the U.S. dollar during the latter half of September, after the July U.S. trade figures reflected a record deficit. In the global interest rate component of the balanced portfolio, losses were experienced from long positions in British interest rate futures as prices fell after the Bank of England surprisingly raised interest rates. Offsetting gains in this market sector were recorded from long U.S. interest rate futures positions as domestic bond prices moved higher during mid-month on the release of benign inflation data and diminished fears of another interest rate increase by the Federal Reserve. A portion of the Fund's overall losses for the month was offset by gains recorded in the energy markets from long positions in crude oil and gas futures as oil prices climbed above $25/barrel to a 33-month high after OPEC ministers confirmed that they will uphold their global cutbacks until April of next year. Reports of declining crude oil and gasoline inventories also boosted prices in this market. Additional profits were recorded in the metals markets from long nickel futures positions as most base metal prices moved higher, aided by perceptions of improving Asian demand and a drop in warehouse stocks.

Spectrum Select, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading strategies, gains were recorded during September primarily in the currency markets from long positions in the Japanese yen as the value of the yen climbed to a 44-month high versus the U.S. dollar amid continued optimism regarding the Japanese economy. Additional gains were recorded from long positions in crude oil and its refined products, unleaded gasoline and heating oil, as oil prices climbed above $25/barrel to a 33-month high after OPEC ministers confirmed that they will uphold their global cutbacks until April of next year. Reports of declining crude oil and gasoline inventories also boosted prices in this market. In the metals markets, gains were recorded from newly established long positions in gold futures as gold prices soared higher during the month, sparked by the Bank of England's second gold auction on September 21, which was received positively. The rally in gold prices escalated further following the announcement of a plan by the European and Swiss central banks to restrict gold sales for five years. A portion of overall Fund gains for the month was offset by losses recorded in the global stock index futures from long positions in Hang Seng Index futures as Hong Kong stocks followed domestic equity prices lower on fears of a U.S. interest rate hike. Losses were also recorded from short-term price volatility in global interest rate futures. Smaller losses were recorded in the soft commodities markets from long positions in sugar futures as sugar prices declined following the release of the USDA's production forecast report, which raised production forecasts for both the current and upcoming years.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, strong gains were recorded during September in the metals markets from long gold futures positions as prices skyrocketed during the month following the Bank of England's second gold auction on September 21. The rally in gold prices continued following the announcement of a plan by the European and Swiss central banks to restrict gold sales for five years. Additional gains were recorded from long silver futures positions as silver prices increased following gold's lead. In the energy markets, gains were recorded from long crude oil futures positions as oil prices climbed above $25/barrel to a 33-month high after OPEC ministers confirmed that they will uphold their global cutbacks through the first quarter of next year. Reports of declining crude oil and gasoline inventories also boosted prices in this market. In soft commodities, gains were recorded from long cocoa futures positions as cocoa prices moved to their highest levels since early August amid uncertainty about how a liberalized cocoa market in the Ivory Coast and the Indonesian conflict will affect the movement of new crop. A portion of the Fund's overall gains was offset by losses in global interest rate futures as prices moved in a short-term volatile pattern. In the global stock index futures markets, losses were experienced during late September from short positions in S&P 500 Index futures as U.S. equity prices rallied on the last day of the month on optimism that the Federal Reserve would not raise interest rates at their October 5th meeting.

In Spectrum Technical, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading systems, losses were experienced during September primarily in the global interest rate futures markets from short positions in Japanese government bond futures as prices rallied on the strength of the Japanese yen and expectations that additional monetary easing in that country will come. In the metals markets, losses were experienced from previously established short gold futures positions as gold prices reversed suddenly higher during the month, sparked by the Bank of England's second gold auction September 21, which was received positively. The rally in gold prices continued following the announcement of a plan by the European and Swiss central banks to restrict gold sales for five years. Additional losses were incurred in the global stock index futures markets from short positions in Nikkei Index futures as Japanese equity prices, which had moved lower earlier in the month, reversed higher during the last week of September amid speculation that the Bank of Japan would intervene to stop the rising yen. A portion of the Fund's overall losses for the month was offset by gains recorded in the energy markets from long positions in crude oil and its refined products, unleaded gasoline and heating oil, as oil prices climbed above $25/barrel to a 33-month high after OPEC ministers confirmed that they will uphold their global cutbacks until April of next year. Gains were also recorded in the currency markets from long positions in the Japanese yen as the value of the yen climbed to a 44-month high versus the U.S. dollar amid continued optimism regarding the Japanese economy. Despite an intervention by the Bank of Japan (BOJ) on September 10, the yen received an extra boost after the BOJ decided to leave that country's monetary policy unchanged.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (9 months)                -1.3%
                    Inception-to-Date Return:          57.9%
                    Annualized Return:                            9.7%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (9 months)                                 -
3.9%
                    Inception-to-Date Return:               128.8%
                    Annualized Return               10.7%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (9 months)                32.3%
                    Inception-to-Date Return:                 52.8%
                    Annualized Return:               9.0%
___________________________________________________________________________
__________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (9 months)                                 -
2.9%
                    Inception-to-Date Return:                56.6%
                    Annualized Return:               9.6%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended September 30, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        September 1, 1999
September 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                       694,004              1.26          (3,598,788)
(1.69)
  Net change in unrealized      (918,251)            (1.67)          8,316,928
3.91
  Total Trading Results         (224,247)            (0.41)          4,718,140
2.22
Interest Income (DWR)            218,975              0.40             677,146
0.32
  Total Revenues                  (5,272)            (0.01)          5,395,286
2.54

EXPENSES
Brokerage fees (DWR)              211,186             0.38           1,284,077
0.61
Management fees                    57,388             0.11             531,342
0.25
Incentive fees                                 -            -
-                                   - .
  Total Expenses                  268,574             0.49           1,815,419
0.86
NET INCOME (LOSS)                (273,846)           (0.50)          3,579,867
1.68

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 September 1, 1999     3,472,232.290  55,092,521    15.87     9,444,594.404
212,536,776   22.50
Net Income (Loss)             -         (273,846)   (0.08)           -
3,579,867    0.38
Redemptions              (24,031.027)   (379,450)   15.79       (49,535.196)
(1,133,365)  22.88
Subscriptions             77,555.389   1,224,600    15.79       311,828.303
7,134,632   22.88

Net Asset Value,
  September 30, 1999   3,525,756.652  55,663,825   15.79      9,706,887.511
222,117,910   22.88

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended September 30, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical                  .
                                        Percent of
Percent of
                                        September 1, 1999
September 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      1,684,891              1.90          6,989,743
2.49
  Net change in unrealized     11,943,726             13.46         (9,460,209)
(3.36)
  Total Trading Results        13,628,617             15.36         (2,470,466)
(0.87)
Interest Income (DWR)             280,211              0.32
902,182                           0.32
  Total Revenues               13,908,828             15.68         (1,568,284)
(0.55)
EXPENSES
Brokerage fees (DWR)              536,198              0.61          1,699,098
0.61
Management fees                   286,239              0.32            937,433
0.34
Incentive fees                  1,286,786              1.45               -
-  .
  Total Expenses                2,109,223              2.38          2,636,531
0.95
NET INCOME (LOSS)              11,799,605             13.30         (4,204,815)
(1.50)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical           .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 September 1, 1999     6,579,621.853  88,749,898    13.49    17,684,761.346
281,229,919                    15.90
Net Income (Loss)             -       11,799,605    1.79              -
(4,204,815)                    (0.24)
Redemptions              (43,212.946)   (660,294)   15.28      (100,259.138)
(1,570,058)                    15.66
Subscriptions             86,839.005   1,326,900    15.28       250,784.422
3,927,284                      15.66
Net Asset Value,
  September 30, 1999   6,623,247.912 101,216,109   15.28     17,835,286.630
279,382,330                    15.66

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including, but not limited to, foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased are subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased are subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased are not subject to a redemption charge. The foregoing redemptions charges are paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter has adjusted the allocation of Net Assets among the trading advisors within Spectrum Strategic. Commencing with the June 30, 1999 monthly closing, net proceeds received by Spectrum Strategic at each monthly closing will be allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions are allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fees are paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.